SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MILLENNIUM PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MAHOGANY ACQUISITION CORP.
a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.
a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

599902103
(CUSIP Number of Class of Securities)

Iwaaki Taniguchi
President
Takeda America Holdings, Inc.
767 Third Avenue, 8th Floor
New York, NY 10017
Tel: (212) 421-6954
Fax: (212) 355-5243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of filing persons)

Copies to:

Bruce W. Raphael, Esq.
Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, Massachusetts 02199
Tel: (617) 239-0100
Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

    *
    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

THE FOLLOWING PRESS RELEASE WAS ISSUED ON APRIL 10, 2008.

Investor Contacts:	Media Contacts:
Seizo Masuda (Takeda) (011-81) 3-3278-2037 masuda_seizo@takeda.co.jp	Matt Kuhn (Takeda) (224) 554-5609 mkuhn@tpna.com
Kyle Kuvalanka (Millennium) (617) 761-4734 kyle.kuvalanka@mpi.com	Karen Gobler (Millennium) (617) 444-1392 karen.gobler@mpi.com

TAKEDA TO ACQUIRE MILLENNIUM FOR US$25.00 PER SHARE IN AN ALL CASH TENDER OFFER VALUED AT $8.8 BILLION

—Acquisition Accelerates Takeda's Vision of Becoming a Global Leader in Oncology—

        OSAKA, Japan, and CAMBRIDGE, Mass., USA, April 10, 2008—Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) and Millennium Pharmaceuticals, Inc. (Nasdaq: MLNM) today announced that they have entered into a definitive agreement pursuant to which Takeda will acquire Millennium for approximately $8.8 billion through a cash tender offer of $25.00 per share. The transaction was unanimously approved by the Boards of Directors of both companies. Upon completion of the acquisition, Millennium will become a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, and will continue operations in Cambridge, Massachusetts, as a standalone business unit. Millennium will be known as Millennium Pharmaceuticals, Inc., a Takeda Company.

        Millennium is a leading biopharmaceutical company. In the United States, Millennium markets VELCADE® (bortezomib) for Injection—a novel, market-leading oncology product approved in more than 85 countries. Millennium has an innovation-driven discovery and development organization, which is advancing a pipeline of novel product candidates in oncology and inflammation. This includes a potential therapy for inflammatory bowel disease (IBD), which is expected to enter Phase III clinical trials in late 2008/early 2009. Millennium reported total revenues of approximately $528 million for 2007.

        The acquisition of Millennium accelerates Takeda's vision of becoming a global leader in oncology with critical mass in the areas of oncology discovery, development, regulatory affairs and commercialization. Millennium and Takeda have complementary research, development and commercialization capabilities, which have the potential to create a powerful new drug development engine and accelerate the potential of an emerging drug pipeline.

        "Millennium greatly strengthens Takeda's global oncology portfolio, led by the flagship product VELCADE, and further enhances its pipeline with clinically differentiated, high-quality product candidates," said Yasuchika Hasegawa, President of Takeda Pharmaceutical Company Limited. "Takeda is committed to becoming a global leader in oncology by delivering novel therapies that improve the standards of care for patients. Millennium has strong discovery, development and commercial capabilities led by a well-established management team. We are pleased that Dr. Deborah Dunsire, Millennium President and Chief Executive Officer, and the current management team intend to continue to lead the Company. Our strong desire is to retain Millennium employees, who have created an entrepreneurial and innovative culture."

        "We are extremely proud of the commitment and passion of our employees, who have built this vibrant organization. We look forward to continued success as we join the Takeda Group," said Deborah Dunsire, M.D., President and Chief Executive Officer, Millennium. "Both companies share a common vision to develop breakthrough medicines for patients, become a global leader in oncology and expand the global reach of our IBD product candidates. We expect this transaction to help accelerate that vision and deliver tremendous value to patients, shareholders and our employees."

Key Strategic Benefits

        Takeda expects that the acquisition of Millennium will:

  •
  Provide access to a fully-integrated oncology discovery, development and commercial platform with a seasoned management team and talented employee base;

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  Add VELCADE, a growing and market-leading oncology product with near-term worldwide blockbuster potential;

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  Supply access to Millennium world-class drug discovery organization, including expertise in the novel research area of protein homeostasis;

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  Capitalize on Millennium proven drug development capabilities and regulatory expertise, which allowed the Company to bring VELCADE to market rapidly;

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  Leverage the Millennium experienced sales force, established relationships with oncology thought leaders and highly-regarded marketing capabilities to launch future products; and

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  Expand Takeda's global pipeline in GI, adding a novel anti-a4b7 antibody and an oral CCR9 inhibitor for the treatment of IBD.

Financial

        Takeda will finance the acquisition through cash on hand. There is no financing condition to the tender offer or second step merger.

        Takeda expects that the acquisition will enhance Takeda's earnings starting in the fiscal year ended March 2010 before transaction related amortization. The addition of Millennium will enhance Takeda's growth profile immediately.

Transaction Terms

        The acquisition is structured as an all cash tender offer for all of the outstanding shares of Millennium common stock, followed by a merger in which remaining shares of Millennium would be converted into the right to receive the same US$25.00 cash per share price paid in the tender offer.

        The transaction has been unanimously approved by the Boards of Directors of Millennium and Takeda.

        The transaction is subject to the tender of a majority of Millennium common stock on a fully diluted basis as well as other customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the antitrust laws of applicable foreign jurisdictions. The transaction is expected to close in the second-quarter of 2008.

        Takeda America Holdings, Inc., which is wholly-owned by Takeda, has established Mahogany Acquisition Corp. as a wholly-owned subsidiary to effect the transaction. In the merger that follows completion of the tender offer, Mahogany Acquisition Corp. will be merged into Millennium, and the surviving entity will be an indirect wholly-owned subsidiary of Takeda.

Conference Call and Webcast Information

        Takeda will host a Japanese-language investors meeting in Japan on April 10 at 8:00 p.m. JST (7 a.m. EDT) and an investors conference call in English at 10:00 p.m. JST (9 a.m. EDT) to discuss the transaction. The phone number for the English conference call is 1-877-887-6076 and the participant PIN is 160938#. The conference call recording of both events will be available on Takeda's website at http://www.takeda.com within several days.

About Takeda

        Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com.

About Millennium

        Millennium, a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. Additional information about Millennium is available through its website, www.millennium.com.

Advisors

        UBS Investment Bank is acting as exclusive financial advisor and Edwards Angell Palmer & Dodge LLP is acting as legal advisor to Takeda. Goldman, Sachs & Co. is acting as exclusive financial advisor and WilmerHale is acting as legal advisor to Millennium.

Forward-Looking Statements

        This press release contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Millennium stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Millennium or Takeda's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Millennium, as well as the tender offer documents to be filed by Mahogany Acquisition Corp. and the Solicitation/Recommendation Statement to be filed by Millennium. Neither Millennium nor Takeda undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information

        The tender offer for the outstanding common stock of Millennium referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Millennium common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp. intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange

Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.millennium.com.

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